Rolls-Royce plc
PO Box 31, Derby DE24 8BJ, England
Telephone: +44(0) 1332 242424
Fax: + [redacted]

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

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Direct fax
Date 25 February 2003
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Re: Information for Rolls-Royce plc, No. 82-2821

Dear Sirs:

The information listed below is enclosed and is being provided in compliance with Rule 12g3-2(b).

Schedule 10 – Notification of Major Interests in Shares

If you have any questions, please contact me at 011-44-1332 -245-878.

Yours faithfully
For Rolls-Royce plc

John Warren
Deputy Company Secretary

dlw 3/11

Full Text Announcement

Company	Rolls-Royce PLC
TIDM	RR.
Headline	Holding(s) in Company
Released	10:27 25 Feb 2003
Number	PRNUK-2502

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

ROLLS-ROYCE PLC

2. Name of shareholder having a major interest

LEGAL AND GENERAL INVESTMENT MANAGEMENT LIMITED

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NON-BENEFICIAL INTEREST

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

HSBC GLOBAL CUSTODY NOMINEE (UK) LIMITED A/C 775245

HSBC GLOBAL CUSTODY NOMINEE (UK) LIMITED A/C 357206

HSBC GLOBAL CUSTODY NOMINEE (UK) LIMITED A/C 866197

HSBC GLOBAL CUSTODY NOMINEE (UK) LIMITED A/C 904332

HSBC GLOBAL CUSTODY NOMINEE (UK) LIMITED A/C 360509

HSBC GLOBAL CUSTODY NOMINEE (UK) LIMITED A/C 914945

5. Number of shares / amount of stock acquired

6. Percentage of issued class

NOW HOLDS LESS THAN 3%

7. Number of shares / amount of stock disposed

8. Percentage of issued class

9. Class of security

ORDINARY

10. Date of transaction

19/02/03

11. Date company informed

25/02/03

12. Total holding following this notification

13. Total percentage holding of issued class following this notification

NOW HOLDS LESS THAN 3%

14. Any additional information

15. Name of contact and telephone number for queries

JOHN WARREN - 01332 245878

16. Name and signature of authorised company official responsible for making this notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification

25/02/03

END

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Rolls-Royce plc
PO Box 31, Derby DE24 8BJ, England
Telephone: +44(0) 1332 242424
Fax: + 44(0) 1332 249936
www.rolls-royce.com

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SEC MAIL PROCESSING
RECEIVED
MAR 10 2003
WASH. D.C.
181

Direct dial
Direct fax
Date 25 February 2003
Our ref
Your ref

Re: Information for Rolls-Royce plc, No. 82-2821

Dear Sirs:

The information listed below is enclosed and is being provided in compliance with Rule 12g3-2(b).

Schedule 10 – Notification of Major Interests in Shares

If you have any questions, please contact me at 011-44-1332 -245-878.

Yours faithfully
For Rolls-Royce plc

John Warren
Deputy Company Secretary

RNS | The company news service from the London Stock Exchange

Full Text Announcement

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Company	Rolls-Royce PLC
TIDM	RR.
Headline	Holding(s) in Company
Released	12:58 25 Feb 2003
Number	PRNUK-2502

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

ROLLS-ROYCE PLC

2. Name of shareholder having a major interest

MORGAN STANLEY SECURITIES LIMITED

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

MORGAN STANLEY SECURITIES LIMITED

5. Number of shares / amount of stock acquired

6. Percentage of issued class

NOW HOLDS LESS THAN 3%

7. Number of shares / amount of stock disposed

8. Percentage of issued class

9. Class of security

ORDINARY

10. Date of transaction

20/02/2003

11. Date company informed

25/02/2003

12. Total holding following this notification

13. Total percentage holding of issued class following this notification

NOW HOLDS LESS THAN 3%

14. Any additional information

15. Name of contact and telephone number for queries

JOHN WARREN - 01332 245878

16. Name and signature of authorised company official responsible for making this notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification

25/02/2003

END

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